UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 2 )



TAL Education Group
(Name of Issuer)

Class A Common Shares, par value $.001
(Title of Class of Securities)

874080104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
X Rule 13d-1(c)
  Rule 13d-1(d)

The reminder of this cover page shall be filled out for a repoting person initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 874080104       13G

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company (Cayman) Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b) x

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER


6.SHARED VOTING POWER


9,105,928 (upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER

9,105,928(upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,105,928(upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.83% (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

IA
* See Item 4.



CUSIP No. 874080104       13G

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Prime Capital Management Company Limited


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER


6.SHARED VOTING POWER


9,105,928(upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER


9,105,928(upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,105,928(upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.83%  (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

IA

* See Item 4.



CUSIP No. 874080104       13G

1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Dragon Billion China Master Fund


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)
(b) x


3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands


NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH

5.SOLE VOTING POWER


6.SHARED VOTING POWER


8,215,018(upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER


8,215,018(upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,215,018(upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.26% (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

OO
* See Item 4.


CUSIP No. 874080104       13G


1.NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Yijun Liu


2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)     x

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Peoples Republic of China

NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH


5.SOLE VOTING POWER


6.SHARED VOTING POWER


9,105,928(upon conversion of the American Depositary Shares)*


7.SOLE DISPOSITIVE POWER


8.SHARED DISPOSITIVE POWER

9,105,928(upon conversion of the American Depositary Shares)*


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,105,928(upon conversion of the American Depositary Shares)*


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.83% (upon conversion of the American Depositary Shares)*


12.TYPE OF REPORTING PERSON*

IN, HC
* See Item 4.



CUSIP No. 874080104       13G

Item 1.

(a)	Name of issuer:

TAL Education Group (the Issuer)

(b)	Address of Issuers Principal Executive Offices:

12/F, Danling SOHO

No. 6 Danling Street, Haidian District

Beijing 100080

Peoples Republic of China


Item 2.

(a)	Name of person filing:

This statement is filed on behalf of each of the following persons (together, the Reporting Persons):

(i)	Prime Capital Management Company (Cayman) Limited (Prime
Capital Cayman)
(ii)	Prime Capital Management Company Limited (Prime Capital HK)
(iii)	Dragon Billion China Master Fund (the Fund)
(iv)	Mr. Yijun Liu (Mr. Liu)

This statement relates to Class A common shares of the Issuer held by the Fund and two managed accounts in the form of American depositary Shares. Prime Capital Cayman and Prime Capital HK are the Investment Manager and the Investment Adviser, respectively, for the Fund and two managed accounts and have been granted discretion over the portfolio investments of the Fund and the managed accounts, including the Issuers American Depositary Shares. Prime Capital HK is registered as an investment adviser with the SEC under the Investment Advisers Act of 1940.

Mr. Liu is the Director of Prime Capital Cayman, Prime Capital HK and the Fund and he is also the portfolio manager of the Fund.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business offices of Prime Capital HK is:

Unit 2303, Low Block
Grand Millennium Plaza
181 Queens Road Central
Hong Kong

The address of the principal business offices of Prime Capital
Cayman and the Fund is:

c/o Campbells Corporate Services Limited
Floor 4 Willow House Cricket Square
P.O. Box 268
Grand Cayman KY1-1104
Cayman Islands

(c)	Citizenship:

Prime Capital HK is a Hong Kong limited company.  Prime Capital
Cayman and the Fund are Cayman Islands exempted companies.
Mr. Liu is a citizen of the Peoples Republic of China.

(d)	Title of Class of Securities:

American Depositary Shares, par value US$0.001 per share, each convertible into two Class A common shares, par value US$0.001, of the issuer.

(e) CUSIP Number: 874080104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a

N/A

Item 4. Ownership.

(a) Amount beneficially owned:

As of December 31, 2013, Prime Capital Cayman, Prime
Capital HK and Mr. Liu may be deemed to be the beneficial owner of 9,105,928 Class A common shares of the Issuer upon conversion of 4,552,964 American
Depositary shares of the Issuer and the Fund may be deemed to be the beneficial owner of 8,215,018 Class
A common shares of the Issuer upon conversion of 4,107,509 American Depositary shares of the Issuer.

(b)	Percent of class:

As of December 31, 2013, Prime Capital Cayman, Prime Capital HK, and Mr. Liu may be deemed to be the beneficial owner of approximately 5.83%, in the aggregate, of the total number of ordinary shares outstanding upon conversion of the American Depositary Shares and the Fund may be deemed to be the beneficial owner of approximately 5.26% , in the aggregate,of the total number of ordinary shares outstanding upon conversion of the American Depositary Shares. (based on the Form 20-F/A filed by the Issuer with the SEC on July 26, 2013, indicating that there were 68,314,150 Class A common shares and 87,806,000 Class B common shares as of February 28, 2013).

As of December 31, 2013, Prime Capital Cayman, Prime Capital HK, and Mr. Liu may be deemed to be the beneficial owner of approximately 13.32% of the total number of shares of Class A ordinary shares outstanding upon conversion of the American Depositary Shares and the Fund may be deemed to be the beneficial owner of approximately 12.03% of the total number of shares of Class A ordinary shares outstanding upon conversion of the American Depositary Shares. (based on the Form 20-F/A filed by the Issuer with the SEC on July 26, 2013, indicating that there were 68,314,150
Class A common shares as of February 28, 2013).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
0

(ii)	Shared power to vote or to direct the vote:

Prime capital HK, Prime Capital Cayman and Mr. Liu:

9,105,928(upon conversion of the American Depositary Shares)

the Fund:

8,215,018 (upon conversion of the American Depositary Shares)


(iii)	Sole power to dispose or to direct the disposition of:
0

(iv)	Shared power to dispose or to direct the disposition of:

Prime capital HK, Prime Capital Cayman and Mr. Liu:

9,105,928(upon conversion of the American Depositary Shares)

the Fund:

8,215,018 (upon conversion of the American Depositary Shares)


CUSIP No.   874080104	 	13G

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the
Group.

Prime Capital HK and Prime Capital Cayman are the
Investment Adviser and Investment Manager, respectively, of the Fund. Mr. Liu is the Director of Prime Capital Cayman,
Prime Capital HK and the Fund, and he is also the portfolio manager of the Fund.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a Participant in any transaction having that purpose or effect.




CUSIP No.   874080104	 	13G

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on this Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 10,2014
Yijun Liu


By: /s/__Yijun Liu__
Name: Yijun Liu


Date: February 10,2014
PRIME CAPITAL MANAGEMENT COMPANY LIMITED


By: /s/_Yijun Liu_
Name:  Yijun Liu
Title: Director


Date: February 10,2014
PRIME CAPITAL MANAGEMENT COMPANY
          (CAYMAN) LIMITED



By:/s/_Yijun Liu_
Name:  Yijun Liu
Title: Director



CUSIP No.   874080104	 	13G


Date:February 10,2014
DRAGON BILLION CHINA MASTER FUND


By: /s/__Yijun Liu_
Name: Yijun Liu
Title: Director